MATERIAL CHANGE REPORT

51-102F3

Item 1 Name and Address of Company

 Metalla Royalty & Streaming Ltd. (the "Company")

 Suite 501, 543 Granville Street

 Vancouver, British Columbia

 V6C 1X8

Item 2 Date of Material Change

 May 16, 2023

Item 3 News Release

A news release reporting the material change was issued by the Company on May 17, 2023 through the newswire services of CNW Group, a copy of which was subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

 On May 17, 2023, the Company announced that Douglas B. Silver had stepped down as a director of the Company as of May 16, 2023.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

On May 17, 2023, the Company announced that Douglas B. Silver had stepped down as a director of the Company as of May 16, 2023.

5.2 Disclosure for Restructuring Transactions

 Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable

Item 7 Omitted Information

 Not applicable.

Item 8 Executive Officer

 Brett Heath, President & CEO

 Phone: 604-696-0741

 Email: info@metallaroyalty.com

Item 9 Date of Report

 May 26, 2023